EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Air Methods Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 relating to the Air Methods Corporation Amended and Restated 2006 Equity Compensation Plan, of our reports dated March 11, 2010, with respect to the consolidated balance sheets of Air Methods Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009 and the related consolidated financial statement schedule, Schedule II - Valuation and Qualifying Accounts and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference.

/s/ KPMG LLP
KPMG LLP

Denver, Colorado
August 6, 2010